UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
SEC FILE NUMBER: 001-39368
CUSIP NUMBER:
(Check One): ☐ Form 10-K ☒ Form 20-F ☐ Form 11-K
☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR
For Period Ended: December 31, 2023
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _____________________________________________________________________________________
PART I-REGISTRANT INFORMATION

Maxeon Solar Technologies, Ltd.

N/A
Former name if Applicable

8 Marina Boulevard #05-02, Marina Bay Financial Centre
Address of Principal Executive Office (Street and number)

018981, Singapore
City, State and Zip Code

PART II – RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, FORM N-CEN or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Maxeon Solar Technologies, Ltd. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 (this “Form 12b-25”) with respect to is Annual Report on Form 20-F for its fiscal year ended December 31, 2023 (the “Annual Report”).

The Company is unable to file the Annual Report within by the prescribed time period without unreasonable effort or expense because the Company needs additional time to complete its financial statement preparation and review process. As a result of the foregoing, the Company has not yet completed its year-end reporting procedures required and consequently its independent registered public accounting firm has not yet completed its audit procedures. Factors which have affected the timing of the preparation and review of the financial statements include the additional ongoing work required in connection with the assessment of the Company’s ability to continue as a going concern, including the ongoing analysis of the Company’s strategic options with the assistance of external advisors.

The Company is working diligently to complete the Form 20-F as soon as possible and expects to file its Annual Report within the 15 calendar day extension provided by Rule 12b-25, but can provide no assurance that it will be able to file by such time.

PART IV - OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification.

Robert Lahey	626	884-4756
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As disclosed in the preliminary fourth quarter and fiscal year 2023 results press release (filed with the Securities and Exchange Commission (“SEC”) on a Form 6-K on April 8, 2024) the Company made a preliminary determination of its results of operations, which are unaudited and subject to change prior to filing the Annual Report. The preliminary results included preliminary revenue, net loss and Adjusted EBITDA, which results have changed meaningfully compared to the prior period given the challenging industry factors and economic conditions that affected the demand for our products, including increased competition and over-supply as compared to demand starting with the third quarter of fiscal year 2023.

Forward-looking Statements

This notification contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “might,” “could,” “will,” “aims,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements, and include, without limitation, statements regarding the Company’s future financial performance, revenue guidance, growth and growth rates, market position and continued business transformation. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, challenges in executing transactions key to our strategic plans, including regulatory and other challenges that may arise, and the Company’s ability to continue as a going concern in the future. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Maxeon Solar Technologies, Ltd.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 30, 2024	By:	/s/ Kai Strohbecke
Kai Strohbecke
Chief Financial Officer